Pareteum Corporation

1185 Avenue of the Americas, 37th Floor

New York, NY 10036

July 24, 2018

EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attn:	Katherine Wray, Staff Attorney

Matthew Derby, Staff Attorney

Re: Pareteum Corporation

Registration Statement on Form S-3

Submitted on June 12, 2018

File No. 333-225574

Dear Ms. Wray and Mr. Derby:

Pareteum Corporation hereby requests withdrawal of its request for the acceleration of effectiveness of the above-referenced registration statement as set forth in its letter dated July 24, 2018

Pareteum Corporation

By:	/s/ Robert Turner
Name: Title:	Robert Turner Chief Executive Officer